Exhibit 99.1

Cimatron Announces Full Exercise of Over-Allotment Option and Closing of Public Offering

Wednesday, September 4, 2013 02:15:00 PM (GMT)

Givat Shmuel, Israel, September 4, 2013 - Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced the closing of its previously announced public offering of its ordinary shares.  The total number of ordinary shares sold was 1,035,000, comprising 900,000 ordinary shares originally offered and 135,000 ordinary shares sold upon the exercise of the underwriter’s over-allotment option to purchase additional shares, at a price to the public of $6.00 per share. Net proceeds to Cimatron from the offering were approximately $5.8 million, after deducting underwriting discounts and commissions, and other estimated offering expenses payable by Cimatron.

Roth Capital Partners, LLC acted as the sole manager for the offering.

The shares were offered pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. A final prospectus supplement relating to the offering was filed with the SEC on August 29, 2013 and is available on the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, 800-678-9147.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the public offering and the anticipated closing and timing of the closing. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated.  Such statements relate to, among other things, the anticipated satisfaction of the conditions to closing of the offering, market conditions, and risks related to Cimatron’s plans, objectives and expected financial and operating results. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez Chief Financial Officer Cimatron Ltd. Phone: +972 73 237 0114 Email: ilane@cimatron.com	Investor Relations contact: Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com